BIG SKY MOTION PICTURES
                650 North Bronson Avenue, Suite B-128
                    Los Angeles, California 90004
                             323/871-4466


September 11, 2006


U.S. Securities and Exchange Commission
ATTN: H. CHRISTOPHER OWINGS, ASSISTANT DIRECTOR
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

                      Re:       Spring Break '83 Production, LLC
                                Application for Withdrawal
                                Registration Statement on Form SB-1
                                Filed August 24, 2006
                                File No. 333-136865
Dear Mr. Owings:

          This letter serves as the above-referenced registrant's application for withdrawal under the 1933 Securities Act Rule 477 based on the grounds that the SEC took the position that it would not proceed beyond a preliminary review with a detailed examination of the registration statement since the registration statement did not contain the required financial statements in its initial filing, among other possible but unstated deficiencies. No securities were
sold in connection with the offering.     The applicant may
undertake a private offering in reliance on Rule 155(c).

          Please direct all communications relating to this filing to the following address:

                     John W. Cones, Attorney
                                                                Phone:
                                                                805/494-1961
           794 Via Colinas
           Westlake Village, CA 91362
                                                     jwc6774@adelphia.net

          Thanks for your review and consideration.

                                          Sincerely yours,


                                          //Mars Callahan, Co-Owner
                                          Big Sky Motion Pictures
(Manager)
                                          Spring Break '83
Production, LLC